



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



Company Summary

 We are launching the Original Grilled Cheese Truck as an international brand

 We will be marketing through multiple sales channels such as food trucks, food carts, and small-footprint restaurants

 We intend to operate both franchised and company-owned restaurants, trucks, and food carts.

 We will offer the franchise opportunities with preferred pricing and support for U.S. military veterans



From Regional Darling to International Brand

   



Sales Channels

Food Trucks

ORDER
We make parties
extra CHEESY!
Have us Melt
your next event
818-345-1875
Grilled Cheese Inc.
15455 Cabrito Rd.
Van Nuys, CA 91406
CA 0205630
15
818-345-1875

Food Carts

The Original Grilled Cheese Truck
OUR MENU
SIGNATURE MELTS
DESSERT MELTS
SIDES
BEVERAGES
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The Grilled Cheese Truck



THE WEST COAST LEGEND IS COMING TO MARYLAND!

The Original Grilled Cheese Truck STOP ™

RESTAURANT OPENING THIS SUMMER IN FREDERICK!

Brick and Mortar

We can give no assurance at this time that an Original Grilled Cheese Truck restaurant will open in Frederick, MD this summer, if at all.



9
Potential Returns
Big Cheese, Inc. d/b/a The Grilled Cheese Truck · Title III Offering
$1
CURRENT OFFERING PRICE
150%
RETURN ON INVESTMENT
$2.50
EXIT PRICE
400%
RETURN ON INVESTMENT
$5.00
EXIT PRICE
650%
RETURN ON INVESTMENT
$7.50
EXIT PRICE
Anticipated Regulation A+ Offering within 12 Months with an Expected Offering Price Between $2.50 and $7.50 per Share)
1. For illustration purposes only
2. The investment involves a high degree of risk and could result in a complete loss.
3. We can give you no assurance that we will be able to complete a Regulation A+ or other public offering or that there will be any other liquidity event.
4. IPO pricing is not a guarantee and is based upon several assumptions which may not be realized
5. See the risk factors set forth in our Form C Offering Statement.





World Class Management Team



Chef Dave Danhi

Founder and Chief Creative Officer

David Danhi is founder and culinary force behind the Original Grilled Cheese Truck which has achieved significant popularity locally as well as internationally with numerous accolades including "Best Food Truck" over 8 times from various media outlets and review guides including: CBS LA.com (2012), LA Times Readers Choice Award (2011), Klout.com "Most Influential Food Truck" (2010& 2011), LA Hot List (2011), ABC Channel 7 (2010), and Mobliecravings.com (2010), just to name a few.

Mr. Danhi has been engaged in the restaurant and food business for 30 years, with his melts having appeared on numerous lists, naming them some of the best-grilled cheese creations in the industry. Mr. Danhi is also the architect of the Original Grilled Cheese Truck's social media initiatives. The company is currently one of the most followed food trucks on Facebook and Twitter in the world.





A.J. Cervantes
Executive Chairman

Alfonso (A.J.) Cervantes is Chairman of Trilogy Capital Group, LLC, a private equity firm and a principal shareholder of BCI. For over 30 years, he has accumulated extensive experience in diversified businesses in the public markets with a proven strength in corporate finance. Since 2002, A.J. has been Chairman and CEO of Trilogy Capital Partners Inc., a financial services group and affiliate of Trilogy Capital Group. He has facilitated a significant number of M&A transactions, both as a principal and financial services professional. In addition to serving as Executive Chairman at BCI, A.J. is currently Executive Chairman of Massive Direct Inc., a startup in the online consumer products sector. He is also the CEO of Seniorvation Group, a startup in the senior housing sector. Prior to joining Trilogy Capital Group, A.J. founded Staffing 360 (NASDAQ: STAF), where he facilitated approximately $25 million of debt and equity financing and drove the company to $140 million in annualized revenue. A.J. graduated from Webster University with a Bachelor's in Media.





Algie Hodges
Chief Executive Officer and President

Algie (Al) Hodges brings over 35 years of operational expertise with extensive knowledge in retail food services and quick service and fast casual restaurants. He has served as Vice President of Domestic and International Operations for Smoothie King Franchise Inc., Vice President of Food and Beverage for Mapco Mart Express, and as Vice President of Operations for Fazoli's System Management, Inc. Al also served as Dunkin' Brands Regional Vice President and Vice President of Eastern Seaboard. There, he led a two-year operations initiative that restructured the field organization, established metrics for outcome-based performance drivers, and implemented guest satisfaction measures that corrected three years of negative same-store sales. Al held multi-unit executive positions at RTM Restaurant, where he acquired and built over 200 restaurant concepts. Additionally, he held multiple executive positions at Cinnabon, where he helped reposition the brand. Al also spent several years at Target, serving as National Director of Food Operations and as a key member of the team that helped the chain grow from 80 locations to nearly 800. Al attended the University of Missouri at St. Louis and Jarvis Christian College in Hawkins, Texas.





Ron Scott
Chief Financial Officer

Ron Scott is a highly skilled financial executive, bringing a wealth of diversified accounting and financial management experience. He is the President of Trilogy Capital Group and a forward-thinking, senior-level finance executive and leader with over 30 years of experience and a track record of building and directing best-in-class corporate finance organizations. From 2006 to 2016, Ron served as Chief Financial Officer and Director of Luvu Brands, Inc., a manufacturer and e-marketer of consumer products for the wellness, lifestyle, and fashion seating markets. Prior to that, he was President of Impact Business Solutions, LLC, a consulting business that provided financial management services to small- and medium-sized public and private companies. Prior to Impact Business Solutions, Ron was Executive Vice President of Finance and Administration and a member of the Board of Directors for Cyanotech Corporation, a Nasdaq-listed natural products company. Mr. Scott holds a B.S. degree in Finance and Management from San Jose State University and an MBA degree with a concentration in Accounting from Santa Clara University.





 # The Original Grilled Cheese Truck Military Veteran Initiative

 **Support U.S. veterans through discounted franchise fees**

 **Support Veteran financing through VetFran and the SBA Patriot Express Loan Programs**

 **Provide Enhanced Business Support to Assure Success**



Summary



- **Proven Brand Launching Internationally**
- **Ground Floor Investment Opportunity**
- **Highly Experienced Management Team**
- **Anticipated Regulation A+ Offering**



Thanks for your interest!

TheGrilledCheeseTruck.com